Exhibit 99.1

News Release

Stantec’s Consulting Services continues to perform well in third quarter

Construction Services divested; new board member announced

EDMONTON, AB; NEW YORK, NY (November 8, 2018) TSX, NYSE:STN

Stantec’s Consulting Services business performed well in the third quarter of 2018, experiencing organic gross and net revenue growth, a double-digit increase in adjusted diluted earnings per share (EPS), and higher than targeted EBITDA as a percentage of net revenue. During the third quarter, the Company also announced two strategic acquisitions. Stantec’s positive results were offset by negative revenue and cost adjustments and a goodwill impairment related to the sale of Construction Services.

“Our Consulting Services results demonstrate the strength of our core business, and with the divestiture of our Construction Services business, we look forward to focusing wholly on our primary area of expertise,” said Gord Johnston, Stantec president and chief executive officer.

Highlights from the Quarter

	Quarter Ended September 30, 2018

	Consulting Services		Construction Services		Sale of Construction Services	Total
(In millions of Canadian dollars, except per share amounts, and percentages)	$	% of NR	$	% of NR	$	$	% of NR
Gross revenue	1,086.6	128.2%	278.0	512.0%	-	1,364.6	151.3%
Net revenue	847.5	100.0%	54.3	100.0%	-	901.8	100.0%
Gross margin	455.2	53.7%	4.9	9.0%	-	460.1	51.0%
Administrative and marketing expenses	343.5	40.5%	17.8	32.8%	-	361.3	40.1%
Impairment of goodwill	-	0.0%	-	0.0%	53.0	53.0	5.9%
Other expenses	33.9	4.0%	2.2	4.0%	-	36.1	3.9%
Net income (loss) before tax	77.8	9.2%	(15.1)	(27.8%)	(53.0)	9.7	1.1%
Tax expense	14.9	1.8%	4.1	7.6%	8.7	27.7	3.1%
Net income (loss)	62.9	7.4%	(19.2)	(35.4%)	(61.7)	(18.0)	(2.0%)
EBITDA (note)	112.0	13.2%	(12.8)	(23.6%)	-	99.2	11.0%
Adjusted EBITDA (note)	112.7	13.3%	(12.8)	(23.6%)	-	99.9	11.1%
Adjusted net income (loss) (note)	68.4	8.1%	(17.7)	(32.6%)	-	50.7	5.6%
Earnings (loss) per share - diluted	0.55		(0.17)		(0.54)	(0.16)
Adjusted EPS - diluted (note)	0.60		(0.16)		-	0.44

Note: EBITDA, adjusted EBITDA, adjusted net income (loss), and adjusted diluted EPS are non-IFRS measures (discussed in the Definition section of Stantec’s 2017 Annual Report and its Q3 18 Management’s Discussion & Analysis).

●	Consulting Services gross revenue increased by 8.6% to $1.09 billion when compared to Q3 17. Net revenue increased 7.6% from $787.5 million in Q3 17 to $847.5 million in Q3 18.

●	Consulting Services achieved gross and net organic revenue growth of 3.4% and 2.4%, respectively.

●

Gross margin for Consulting Services in Q3 18 was 53.7%, down from 55.6% in Q3 17, mainly due to project mix, competitive pricing pressures, and increased revenues from the lower-margin Energy & Resources business.

●

Administrative and marketing expenses for Consulting Services was 40.5% of net revenue, which is below the annual targeted range. Stantec achieved this through a combination of cost reduction efforts and continued focus on operational efficiencies.

●

In Consulting Services, organic and acquisition growth and decreased administrative and marketing expenses contributed to a 21.3% increase in adjusted net income and a $0.10 increase in adjusted diluted EPS. EBITDA as a percentage of net revenue exceeded the top end of the annual targeted range at 13.2%.

●

Stantec continued to expand its global footprint by announcing and closing the acquisition of Peter Brett Associates, a multidisciplinary firm in the United Kingdom. And in August, the Company signed a letter of intent to acquire True Grit Engineering Limited, an infrastructure engineering, project management, and environmental services firm based in Thunder Bay, Ontario.

●	Consolidated backlog remained strong at $5.3 billion.

●

In Construction Services, negative revenue and cost adjustments of $17.7 million were incurred in Q3 for UK Water projects, UK-based waste-to-energy projects, and legacy US-based hard-bid projects. These adjustments resulted from continued project delays and performance issues and negatively impacted consolidated gross margins and EBITDA. This resulted in the Construction Services segment reducing adjusted EPS by approximately $0.16 in the quarter.

Subsequent Events

Divestiture of Construction Services

On October 18, 2018, Stantec signed a binding agreement to sell its Construction Services business (MWH Constructors, inclusive of MWH Constructors’ UK and US divisions and Slayden Constructors, Inc.) to GFI Energy Group and Oaktree Power Opportunities Fund V, L.P., part of Oaktree Capital Management. The sale closed on November 2, 2018.

Stantec will retain responsibility for closing out the one remaining waste-to-energy project in the United Kingdom and will retain certain UK defined benefit pension funding obligations. Net of transaction fees and income tax expense, the sale will generate positive cash flow, thereby strengthening the Company’s balance sheet and providing capital to finance future growth.

Gross proceeds from the sale were $102.6 million, less estimated transaction costs and working capital adjustments of $57.0 million. Since the carrying value of Construction Services was greater than the estimated net proceeds on sale, the Company recognized a non-cash impairment charge of $53.0 million against goodwill in Q3 18. In addition, the Company recorded an $8.7-million deferred tax charge related to the net investment in Construction Services. The sale negatively impacted net income and diluted EPS by $61.7 million and $0.54, respectively.

Strategic Acquisitions

On October 5, 2018, Stantec closed the acquisition of True Grit Engineering Limited. On October 9, 2018, the Company signed a letter of intent to acquire Wood & Grieve Engineers, an award-winning buildings engineering firm based in Perth, Australia.

Dividend

On November 7, 2018, Stantec declared a dividend of $0.1375 per share, payable on January 10, 2019, to shareholders of record on December 28, 2018.

Shelley Brown Appointed to Stantec Board of Directors

On November 7, 2018, Shelley Brown was appointed to Stantec’s board of directors. Ms. Brown has more than 25 years of board experience serving on not-for-profit, association, and for-profit corporate boards, including Deloitte Canada, the Accounting Standards Board Oversight Council, and the University of Saskatchewan Board of Governors. She brings expertise in strategic planning, governance, finance, and risk management. During her distinguished 40-year career in accounting, Ms. Brown was a partner in two of the world’s largest professional services firms. And as chair of the Canadian Institute of Chartered Accountants, she played a key role in uniting Canada’s accounting profession, culminating in the creation of the Chartered Professional Accountants of Canada. She is also a recognized leader in diversity and inclusion, having been listed on Canada’s Top 100 Most Powerful Women for four years, earning her a position on the Women’s Executive Network Hall of Fame.

Conference Call

On Thursday, November 8, 2018, at 7:00 AM MST (9:00 AM EST), Stantec’s third quarter 2018 conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Those wishing to listen to the call can phone toll-free at 1-334-323-0522 (Canada and United States) or 1-877-260-1479 (international). Please provide confirmation code 5631280 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income (loss), and adjusted diluted earnings (loss) per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2017 Annual Report and the 2018 Third Quarter Management’s Discussion and Analysis.

Certain statements contained in this news release constitute forward-looking statements. Such statements include Stantec’s focus on Consulting Services and the anticipated impacts of the divestiture of its Construction Services business. Forward-looking statements also include any statements that do not refer to historical facts. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, changing market conditions for Stantec’s services and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in our 2017 Annual Report and the 2018 Third Quarter Management’s Discussion and Analysis. You may obtain these documents by visiting EDGAR on the

SEC website at sec.gov, on the CSA website at sedar.com, or at stantec.com. Or you may obtain a hard copy of the 2017 Annual Report free of charge from our investor contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-969-2018
stephanie.smith2@stantec.com	cora.klein@stantec.com

Design with community in mind

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	September 30 2018 $	December 31 2017 $

ASSETS
Current
Cash and cash equivalents	170.2	239.5
Cash in escrow	-	7.9
Trade and other receivables	895.2	816.1
Unbilled receivables	467.3	414.8
Contract assets	79.6	-
Income taxes recoverable	26.6	61.6
Prepaid expenses	51.9	54.3
Other financial assets	12.2	9.3
Other assets	6.4	4.7
Total current assets	1,709.4	1,608.2
Non-current
Property and equipment	264.1	212.6
Goodwill	1,614.3	1,556.6
Intangible assets	268.9	262.4
Investments in joint ventures and associates	10.1	11.9
Net employee defined benefit asset	18.0	12.7
Deferred tax assets	22.2	23.2
Other financial assets	194.4	186.1
Other assets	12.6	9.4
Total assets	4,114.0	3,883.1
LIABILITIES AND EQUITY
Current
Trade and other payables	714.4	704.6
Deferred revenue	205.7	187.4
Income taxes payable	-	11.0
Long-term debt	48.7	198.2
Provisions	36.8	28.1
Other financial liabilities	1.2	4.0
Other liabilities	15.9	22.2
Total current liabilities	1,022.7	1,155.5
Non-current
Income taxes payable	8.8	18.3
Long-term debt	894.8	541.4
Provisions	85.4	81.7
Net employee defined benefit liability	42.5	31.2
Deferred tax liabilities	54.1	54.6
Other financial liabilities	8.0	9.1
Other liabilities	93.2	92.0
Total liabilities	2,209.5	1,983.8
Shareholders’ equity
Share capital	881.9	878.2
Contributed surplus	24.1	21.5
Retained earnings	922.6	947.1
Accumulated other comprehensive income	73.7	49.5
Total shareholders’ equity	1,902.3	1,896.3
Non-controlling interests	2.2	3.0
Total liabilities and equity	4,114.0	3,883.1

Consolidated Statements of (Loss) Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30
(In millions of Canadian dollars, except per share amounts)	2018 $	2017 $	2018 $	2017 $

Gross revenue	1,364.6	1,299.2	4,004.5	3,894.1
Less subconsultant/subcontractor and other direct expenses	462.8	446.1	1,318.3	1,281.8
Net revenue	901.8	853.1	2,686.2	2,612.3
Direct payroll costs	441.7	395.4	1,303.4	1,209.9
Gross margin	460.1	457.7	1,382.8	1,402.4
Administrative and marketing expenses	361.3	351.6	1,098.5	1,102.6
Depreciation of property and equipment	13.2	13.7	38.8	41.2
Impairment of goodwill	53.0	-	53.0	-
Amortization of intangible assets	15.9	19.3	55.0	61.5
Net interest expense	7.4	6.4	19.7	20.2
Other net finance expense	1.6	3.0	3.6	6.6
Share of income from joint ventures and associates	(0.5)	(0.8)	(1.2)	(2.8)
Foreign exchange loss (gain)	0.1	(0.4)	1.4	(0.2)
Gain on disposition of a subsidiary	-	-	-	(54.6)
Other income	(1.6)	(2.5)	(3.3)	(3.9)
Income before income taxes	9.7	67.4	117.3	231.8
Income taxes
Current	16.5	0.9	52.6	29.3
Current tax on disposition of subsidiary	-	-	-	124.1
Deferred	2.5	20.3	(2.4)	22.1
Deferred tax on construction services	8.7	-	8.7	-
Deferred tax on disposition of subsidiary	-	-	-	(29.5)
Total income taxes	27.7	21.2	58.9	146.0
Net (loss) income for the period	(18.0)	46.2	58.4	85.8
Weighted average number of shares outstanding - basic	113,868,318	113,841,129	113,935,950	114,005,332
Weighted average number of shares outstanding - diluted	113,868,318	114,122,270	114,101,964	114,339,901
Shares outstanding, end of the period	113,781,070	113,899,196	113,781,070	113,899,196
(Loss) Earnings per share
Basic	(0.16)	0.41	0.51	0.75

Diluted	(0.16)	0.40	0.51	0.75